NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia

Robert Duinker, P. Eng.

Certificate of Author

I, Robert Duinker, P. Eng., do certify that:

1.	I am employed as Managing Consultant with:

Hatch Ltd.
2800 Speakman Drive
Mississauga, Ontario, Canada, L5K 2R7

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8, 2018 (the “Technical Report”).

3.	I graduated with a Bachelor’s Degree in Applied Sciences from Queen’s University at Kingston in 2002 and a Masters of Business Administration from Queen’s University at Kingston in 2007.

4.	I am a member of Professional Engineers Ontario (100085220).

5.	My relevant experience over the past 15 years includes participation in scoping, pre-feasibility, feasibility level studies for various metallurgical projects. My role on these projects has included financial modelling and economic analysis.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of Sections 22, and information related to areas of responsibility in sections 1, 25 and 26.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I have not conducted a site visit.

12.	I have not had any prior involvement with the subject property.

13.	I consent to the public filing of this Technical Report.

Signed and dated on this 11th day of May, 2018.

“Robert Duinker”

Robert Duinker, P. Eng.

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